Exhibit 99.1

New Oriental Announces FY2021 Second Quarter and Interim Financial Results (Ended November 30, 2020)

Quarterly Net Revenues Increased by 13.1% Year-Over-Year

Quarterly Student Enrollments Increased by 10.4% Year-Over-Year

BEIJING, Jan 22, 2021 /PRNewswire/ --- New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU and SEHK: 9901), the largest provider of private educational services in China, today announced its unaudited financial results for the second fiscal quarter ended November 30, 2020, which is the second quarter of New Oriental’s fiscal year 2021.

Financial Highlights for the Second Fiscal Quarter Ended November 30, 2020

•	Total net revenues increased by 13.1% year-over-year to US$887.7 million for the second fiscal quarter of 2021.

•	Operating loss was US$32.1 million for the second fiscal quarter of 2021, compared to an income of US$25.3 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental was US$53.9 million, represented an increase of 0.9% in the same period of the prior fiscal year.

Key Financial Results

(in thousands US$, except per ADS(1) data)	2Q FY2021	2Q FY2020	% of change
Net revenues	887,689	785,211	13.1%
Operating (loss) / income	(32,147)	25,299	—
Non-GAAP operating (loss) / income (2)(3)	(13,667)	36,514	—
Net income attributable to New Oriental	53,902	53,437	0.9%
Non-GAAP net income attributable to New Oriental (2)(3)	69,140	56,987	21.3%
Net income per ADS attributable to New Oriental - basic	0.33	0.34	-0.9%
Net income per ADS attributable to New Oriental - diluted	0.33	0.34	-0.7%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.43	0.36	19.1%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.43	0.36	19.4%

(in thousands US$, except per ADS(1) data)	1H FY2021	1H FY2020	% of change
Net revenues	1,874,055	1,856,988	0.9%
Operating income	118,158	271,495	-56.5%
Non-GAAP operating income (2)(3)	152,471	293,730	-48.1%
Net income attributable to New Oriental	228,554	262,427	-12.9%
Non-GAAP net income attributable to New Oriental (2)(3)	253,666	287,149	-11.7%
Net income per ADS attributable to New Oriental - basic	1.43	1.66	-13.9%
Net income per ADS attributable to New Oriental - diluted	1.42	1.65	-13.6%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	1.58	1.81	-12.6%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	1.58	1.80	-12.4%

(1)	Each ADS represents one common share. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income attributable to New Oriental, operating income / (loss) and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and loss from fair value change of long-term investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Second Fiscal Quarter Ended November 30, 2020

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 10.4% year-over-year to approximately 4,183,100 for the second fiscal quarter of 2021.

•

The total number of schools and learning centers was 1,518 as of November 30, 2020, an increase of 214 compared to 1,304 as of November 30, 2019, and an increase of 46 compared to 1,472 as of August 31, 2020. The total number of schools was 117 as of November 30, 2020.

Michael Yu, New Oriental’s Executive Chairman, commented, “We are pleased to see the recovery of businesses for the autumn semester after the resumption of schools and learning centers since the end of September 2020. As the pandemic situation in China has been stabilized and effectively controlled during the quarter, our businesses in most of the cities resumed and managed to deliver encouraging results. Net revenue for the second quarter was in line with our expectation, up 13.1% year over year. Our key growth driver, K-12 all-subjects after-school tutoring business, achieved year-over-year revenue growth of approximately 26%. U-Can middle and high school all-subjects after-school tutoring business grew by approximately 27%, while our POP Kids program recorded a growth of approximately 24%. Overseas related businesses are still under pressure due to the uncertainty of the pandemic situation and travel restrictions around the globe. The overseas test preparation business declined by approximately 29%, yet the overseas consulting and study tour business increased by 6%, respectively. Looking ahead, we believe our business are in good recovery progress and will gradually pickup the momentum in the coming quarters. As one of the market leaders in China, we are confident that our exceptional products and services, as well as our constantly enhanced learning experience would enable us to capture more market share and deliver long-term value for our shareholders.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “We expect the industry will undergo a wave of market consolidation once the pandemic fades away. We remain committed to ramp up our expansion effort to get prepared for further taking market share from other players post-COVID. During this quarter, we opened five new offline training schools in new cities. The total square meters of classroom area by the end of this quarter increased approximately 21% year-over-year, and 4% quarter-over-quarter. Student enrollments for K-12 after-school tutoring business during the quarter increase by 15% year-over-year. At the same time, we continued to execute our OMO (online merging offline) strategy, which enables our services to virtually reach a broader pool of students in existing cities and the surrounding satellite cities. In the autumn semester, we piloted the OMO online courses in vast majority existing cities and around 20 new surrounding satellite cities, attracting a promising number of new customers, accompanied by satisfactory student retention with low customer acquisition cost. We believe these OMO initiatives, featured with localized and differentiating content, will effectively boost enrollments and revenue with low customer acquisition cost and enable us to capture more market opportunity and improve our overall profitability over the long term. Last but not least, our pure online education platform, Koolearn.com has also invested more resources in upgrading their APP and online platforms, enhancing students’ overall in-class learning experience and the teacher training system.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “With the gradual recovery of our topline, our margins trended better. Our Non-GAAP operating margin for the quarter was negative 1.5%, down 620 basis points year-over-year, represented a smaller year-over-year decline comparing with the previous quarter. Non-GAAP net margin for the quarter was 7.8%, up 50 basis points year-over-year. We will continue to make efforts on cost control and reducing expenditures during pandemics period and be cautious in making investment in our OMO initiatives and pure online education platform to keep balancing the growth and profitability. We are confident in a better margin recovery when the pandemic is over.”

Financial Results for the Second Fiscal Quarter Ended November 30, 2020

Net Revenues

For the second fiscal quarter of 2021, New Oriental reported net revenues of US$887.7 million, representing a 13.1% increase year-over-year. Net revenues from educational programs and services for the second fiscal quarter were US$833.0 million, representing a 15.2% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the second fiscal quarter of 2021 increased by 10.4% year-over-year to approximately 4,183,100.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$919.8 million, representing a 21.0% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$901.4 million, representing a 20.4% increase year-over-year.

•

Cost of revenues increased by 26.4% year-over-year to US$453.7 million, primarily due to increases in teachers’ compensation for more teaching hours and higher rental costs for the increased number of schools and learning centers in operation.

•

Selling and marketing expenses increased by 23.9% year-over-year to US$133.6 million, primarily due to the addition of a number of customer service representatives and marketing staffs with the aim of capturing the new market opportunity during the COVID-19 period, especially for new initiatives in K-12 tutoring on our pure online education platform, Koolearn.com.

•

General and administrative expenses for the quarter increased by 13.5% year-over-year to US$332.6 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$319.8 million, representing a 13.4% increase year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 64.8% to US$18.5 million in the second fiscal quarter of 2021.

Operating Loss / Income and Operating Margin

Operating loss for the quarter was US$32.1 million, compared to an income of US$25.3 million in the same period of the prior fiscal year. Non-GAAP loss from operations for the quarter was US$13.7 million, compared to an income of US$36.5 million in the same period of the prior fiscal year.

Operating margin for the quarter was negative 3.6%, compared to 3.2% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was negative 1.5%, compared to 4.7% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$53.9 million, representing a 0.9% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.33 and US$0.33, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$69.1 million, representing a 21.3% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.43 and US$0.43, respectively.

Cash Flow

Net operating cash flow for the second fiscal quarter of 2021 was approximately US$410.7 million. Capital expenditures for the quarter were US$62.0 million, which were primarily attributable to opening of 78 facilities and renovations at existing learning centers.

Balance Sheet

As of November 30, 2020, New Oriental had cash and cash equivalents of US$2,643.2 million, as compared to US$915.1 million as of May 31, 2020. In addition, the Company had US$416.1 million in term deposits, US$3,035.3 million in short-term investments.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the second quarter of fiscal year 2021 was US$1,987.1 million, an increase of 26.5% as compared to US$1,570.4 million at the end of the second quarter of fiscal year 2020.

Financial Results for the Six Months Ended November 30, 2020

For the first six months of fiscal year 2021, New Oriental reported net revenues of US$1,874.1 million, representing a 0.9% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first six months of fiscal year 2021 increased by 11.7% to approximately 7,144,200.

Operating income for the first six months of fiscal year 2021 was US$118.2 million, representing a 56.5% decrease year-over-year. Non-GAAP operating income for the first six months of fiscal year 2021 was US$152.5 million, representing a 48.1% decrease year-over-year.

Operating margin for the first six months of fiscal year 2021 was 6.3%, compared to 14.6% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first six months of fiscal year 2021, was 8.1%, compared to 15.8% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first six months of fiscal year 2021 was US$228.6 million, representing a 12.9% decrease year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2021 amounted to US$1.43 and US$1.42, respectively.

Non-GAAP net income attributable to New Oriental for the first six months of fiscal year 2021 was US$253.7 million, representing an 11.7% decrease year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2021 amounted to US$1.58 and US$1.58, respectively.

Koolearn’s Financial Highlights for the Six Months Ended November 30, 2020

New Oriental’s subsidiary, Koolearn Technology Holdings Limited (“Koolearn”) (1797.SEHK), a leading online extracurricular education service provider in China listed on the Hong Kong Stock Exchange, announced its financial results under International Financial Reporting Standards (“IFRS”) for the first six months of fiscal year 2021. Koolearn’s financial information in this section is presented in accordance with IFRS.

For the first six months ended November 30, 2020, Koolearn recorded revenues of RMB676.8 million (US$102.9 million), representing a 19.2% increase year-over-year, and recorded a net loss of RMB674.4million (US$102.6 million), a 670.6% increase compared to a net loss of RMB87.5 million (US$13.3 million) in the same period of the prior fiscal year. Koolearn’s gross profit was RMB153.1 million (US$23.3 million) and gross profit margin was 22.6% for the six months ended November 30, 2020.

To capture the huge market opportunity in online education area, Koolearn continued to invest more resources in executing new initiatives in online K-12 after school tutoring business in fiscal year 2021. This includes content development, teacher recruitment and training, sales and marketing, R&D and other costs and expenses that are necessary to drive the growth of new online programs. Starting from fiscal year 2021, Koolearn also conducted a restructuring of the college education business line with more focus on redesigning and upgrading of products and services and improving operational efficiency with more synergies between Koolearn and offline schools in respect of branding, education resources and services and multi-channel marketing. The online K-12 after-school tutoring business reported a year-over-year revenue growth of approximately 162.9% and a year-over-year student enrollment growth of approximately 143.4%. More specifically, student enrolments for its location-based live interactive after-school tutoring courses (“DFUB”) and Koolearn K-12 courses grew by 170.3% and 134.4% year-over-year, respectively. As of November 30, 2020, the DFUB courses have been released in 271 cities in China.

The translations of RMB amounts into U.S. dollars in this section are presented solely for the convenience of the readers. The conversion of RMB into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of November 30, 2020, which was RMB6.5760 to US$1.00. The percentages stated in this section are calculated based on the RMB amounts.

Other Developments

On November 9, 2020, New Oriental successfully listed on the Main Board of The Stock Exchange of Hong Kong Limited under the stock code “9901”, with a global offering of 9,786,500 new common shares (including the exercise of the over-allotment option on November 16, 2020). The Hong Kong-listed shares are fully fungible with our ADSs listed on the New York Stock Exchange, based on the ratio of one common share to one ADS. The net proceeds from the global offering (including the issuance under the over-allotment option), after deducting underwriting fees and offering expenses, amounted to approximately HK$11,493.2 million (US$1,482.8 million).

Outlook for Third Quarter of Fiscal Year 2021

New Oriental anticipates total net revenues in the third quarter of fiscal year 2021 (December 1, 2020 to February 28, 2021) to be in the range of US$1,098.6 million to US$1,144.8 million, representing year-over-year growth in the range of 19% to 24%.

The above figures reflect New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 22, 2021, U.S. Eastern Time (9 PM on January 22, 2021, Beijing/Hong Kong Time). Participants can join the conference using the below options:

Dialling-in to the conference call:

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique registrant ID.

Conference call registration link: https://apac.directeventreg.com/registration/event/1083313. It will automatically direct you to the registration page of “New Oriental Second Fiscal Quarter 2021 Earnings Conference Call” where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “1083313”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode and registrant ID) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed by phone at the following number until January 28, 2021:

International:	+61 2 8199 0299
Passcode:	1083313

About New Oriental

New Oriental is the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings consist of K-12 after-school tutoring, test preparation, language training for adults, pre-school education, primary and secondary school education, education materials and distribution, online education, and other services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK) respectively. New Oriental’s ADSs, each of which represents one common share. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2021, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments, operating income / (loss) excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation expenses and gain / (loss) from fair value change of long-term investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong		Ms. Sisi Zhao
FTI Consulting		New Oriental Education & Technology Group Inc.
Tel:	+852 3768 4548	Tel:	+86-10-6260-5568
Email:	rita.fong@fticonsulting.com	Email:	zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30 2020	As of May 31 2020
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	2,643,243	915,057
Term deposits	416,134	284,793
Short-term investments	3,035,283	2,318,280
Accounts receivable, net	6,122	4,178
Inventory, net	30,737	31,324
Prepaid expenses and other current assets, net	226,835	199,404
Amounts due from related parties, current	5,866	3,384

Total current assets	6,364,220	3,756,420

Restricted cash, non-current	4,881	4,367
Property and equipment, net	779,193	672,455
Land use rights, net	13,511	6,037
Amounts due from related parties, non-current	2,335	22,709
Long-term deposits	66,296	62,116
Intangible assets, net	10,141	10,246
Goodwill, net	93,195	80,366
Long-term investments, net	507,733	431,101
Deferred tax assets, non-current, net	57,509	63,324
Right-of-use assets	1,562,225	1,425,466
Other non-current assets	16,721	22,278

Total assets	9,477,960	6,556,885

LIABILITIES AND EQUITY
Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to New Oriental of US$31,658 and US$32,400 as of May 31, 2020 and November 30, 2020, respectively)	32,975	33,147

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to New Oriental of US$581,576 and US$593,688 as of May 31, 2020 and November 30, 2020, respectively)	652,821	634,619

Income taxes payable (including income tax payable of the consolidated variable interest entities without recourse to New Oriental of US$87,331 and US$90,299 as of May 31, 2020 and November 30, 2020, respectively)	104,553	101,385

Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to New Oriental of US$1,590 and US$97 as of May 31, 2020 and November 30, 2020, respectively)	104	1,590

Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to New Oriental of US$1,317,645 and US$1,982,534 as of May 31, 2020 and November 30, 2020, respectively)	1,987,106	1,324,384

Operating lease liabilities-current (including operating lease liabilities-current of the consolidated variable interest entities without recourse to New Oriental of US$376,177 and US$397,735 as of May 31, 2020 and November 30, 2020, respectively)	436,480	384,239

Total current liabilities	3,214,039	2,479,364

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to New Oriental of US$12,392 and US$17,312 as of May 31, 2020 and November 30, 2020, respectively)	19,296	11,906

Long term loan (including Long term loan of the consolidated variable interest entities without recourse to New Oriental of nil and nil as of May 31, 2020 and November 30, 2020, respectively)	—	117,881

Unsecured senior notes (including unsecured senior notes of the consolidated variable interest entities without recourse to the New Oriental of nil and nil as of May 31, 2020 and November 30, 2020, respectively)	299,969	—

Operating lease liabilities (including operating lease liabilities of the consolidated variable interest entities without recourse to New Oriental of US$1,054,149 and US$1,126,587 as of May 31, 2020 and November 30, 2020, respectively)	1,128,128	1,077,923

Total long-term liabilities	1,447,393	1,207,710

Total liabilities	4,661,432	3,687,074

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	4,703,903	2,733,295
Non-controlling interests	112,625	136,516

Total equity	4,816,528	2,869,811

Total liabilities and equity	9,477,960	6,556,885

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	887,689	785,211

Operating cost and expenses (note 1)
Cost of revenues	453,663	358,962
Selling and marketing	133,588	107,847
General and administrative	332,585	293,103

Total operating cost and expenses	919,836	759,912

Operating (loss)/income	(32,147)	25,299

(Loss)/gain from fair value change of long-term investments	(3,400)	6,713

Other income, net	65,929	27,216
Provision for income taxes	(6,817)	(14,077)
Gain from equity method investments	4,214	4,432

Net income	27,779	49,583

Add: Net loss attributable to non-controlling interests	26,123	3,854

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	53,902	53,437

Net income per common share / ADS
- Basic	0.33	0.34

- Diluted	0.33	0.34

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	332,585	293,103
Less: Share-based compensation expenses in general and administrative expenses	12,794	10,988

Non-GAAP general and administrative expenses	319,791	282,115

Total operating cost and expenses	919,836	759,912
Less: Share-based compensation expenses	18,480	11,215

Non-GAAP operating cost and expenses	901,356	748,697

Operating (loss)/income	(32,147)	25,299
Add: Share-based compensation expenses	18,480	11,215

Non-GAAP operating (loss)/income	(13,667)	36,514

Operating margin	-3.6%	3.2%
Non-GAAP operating margin	-1.5%	4.7%

Net income attributable to New Oriental	53,902	53,437
Add: Share-based compensation expenses	11,838	10,263
Less: (Loss)/gain from fair value change of long-term investments	(3,400)	6,713

Non-GAAP net income attributable to New Oriental	69,140	56,987

Net income per ADS attributable to New Oriental- Basic (note 2)	0.33	0.34
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.33	0.34

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.43	0.36

Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.43	0.36

Weighted average shares used in calculating basic net income per ADS (note 2)	161,336,407	158,429,080
Weighted average shares used in calculating diluted net income per ADS (note 2)	161,931,458	159,374,555

Non-GAAP income per share - basic	0.43	0.36
Non-GAAP income per share - diluted	0.43	0.36

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended November 30
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	2,353	21
Selling and marketing	3,333	206
General and administrative	12,794	10,988

Total	18,480	11,215

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended November 30
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD

Net cash provided by operating activities	410,678	291,757
Net cash used in investing activities	(327,896)	(226,638)
Net cash provided by/(used in) financing activities	1,465,618	(6,291)
Effect of exchange rate changes	47,245	15,654

Net change in cash, cash equivalents and restricted cash	1,595,645	74,482

Cash, cash equivalents and restricted cash at beginning of period	1,052,479	976,883

Cash, cash equivalents and restricted cash at end of period	2,648,124	1,051,365

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	1,874,055	1,856,988

Operating costs and expenses (note 1):
Cost of revenues	918,529	799,191
Selling and marketing	250,471	209,040
General and administrative	586,897	577,262

Total operating costs and expenses	1,755,897	1,585,493

Operating income	118,158	271,495

Loss from fair value change of long-term investments	(2,154)	(4,569)

Other income, net	127,501	47,169
Provision for income taxes	(65,939)	(64,913)
Gain from equity method investments	1,047	3,629

Net income	178,613	252,811

Add: Net loss attributable to non-controlling interests	49,941	9,616

Net income attributable to New Oriental Education & Technology Group Inc.	228,554	262,427

Net income per share attributable to New Oriental-Basic	1.43	1.66

Net income per share attributable to New Oriental-Diluted	1.42	1.65

Net income per ADS attributable to New Oriental-Basic (note 2)	1.43	1.66

Net income per ADS attributable to New Oriental-Diluted (note 2)	1.42	1.65

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD

General and administrative expenses	586,897	577,262
Less: Share-based compensation expenses in general and administrative expenses	24,547	21,607

Non-GAAP general and administrative expenses	562,350	555,655

Total operating costs and expenses	1,755,897	1,585,493
Less: Share-based compensation expenses	34,313	22,235

Non-GAAP operating costs and expenses	1,721,584	1,563,258

Operating income	118,158	271,495
Add: Share-based compensation expenses	34,313	22,235

Non-GAAP operating income	152,471	293,730

Operating margin	6.3%	14.6%
Non-GAAP operating margin	8.1%	15.8%

Net income attributable to New Oriental	228,554	262,427
Add: Share-based compensation expenses	22,958	20,153
Less: Loss from fair value change of long-term investments	(2,154)	(4,569)

Non-GAAP net income to New Oriental	253,666	287,149

Net income per ADS attributable to New Oriental - Basic (note 2)	1.43	1.66
Net income per ADS attributable to New Oriental - Diluted (note 2)	1.42	1.65

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.58	1.81
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.58	1.80

Weighted average shares used in calculating basic net income per ADS (note 2)	160,127,052	158,337,268
Weighted average shares used in calculating diluted net income per ADS (note 2)	160,843,974	159,520,563

Non-GAAP income per share - basic	1.58	1.81
Non-GAAP income per share - diluted	1.58	1.80

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	3,836	57
Selling and marketing	5,930	571
General and administrative	24,547	21,607

Total	34,313	22,235

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Six Months Ended November 30
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD

Net cash provided by operating activities	802,276	656,326
Net cash used in investing activities	(796,800)	(1,001,867)
Net cash provided by/(used in) financing activities	1,641,471	(4,722)
Effect of exchange rate changes	81,753	(16,599)

Net change in cash, cash equivalents and restricted cash	1,728,700	(366,862)

Cash, cash equivalents and restricted cash at beginning of period	919,424	1,418,227

Cash, cash equivalents and restricted cash at end of period	2,648,124	1,051,365